Nephros, Inc.

380 Lackawanna Place

South Orange, NJ 07079

(201) 343-5202

December 4, 2019

Via Edgar Transmission Ms. Irene Paik Securities and Exchange Commission Division of Corporation Finance Office of Life Sciences Washington, D.C. 20549

Re:	Nephros, Inc. (the “Company”) Registration Statement on Form S-3 File No. 333-234528

Dear Ms. Paik:

On behalf of the Company, the undersigned respectfully requests that the above-referenced registration statement be declared effective at 4:00 p.m., Washington, D.C. time, on December 6, 2019, or as soon thereafter as is practicable.

Sincerely,

Nephros, Inc.

By:	/s/ Andrew Astor
Andrew Astor
Chief Financial Officer &
Chief Operating Officer